Exhibit 99.1

Talisman Energy 2013 Results – Announced over $2 Billion in Asset Sales,
Improved Operational Efficiency and Capital Discipline

CALGARY, Alberta – February 12, 2014 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) reported its operating and unaudited financial results for 2013. All values are in US$ unless otherwise stated.

“We continue to build a strong foundation in our Americas and Asia-Pacific core businesses to deliver sustainable shareholder value and cash flow1 growth,” said Hal Kvisle, President and CEO. “In 2013, we set four priorities and built significant momentum behind each one. We reduced capital spending1 by 20%, improved our operating efficiency and reduced costs, including an underlying 20% year-on-year reduction in net G&A. In addition, we announced over $2 billion in assets sales in 2013.

“In our Americas and Asia-Pacific businesses, we grew higher margin production and cash flow. Overall, we produced 373,000 boe/d and generated $2.2 billion of cash flow in 2013, including $580 million in the fourth quarter, building momentum throughout the year. In 2014, we will continue to focus on creating value in our two core areas by directing capital towards our highest quality opportunities and improving margins through better execution.”

Year-end and Fourth Quarter Highlights:

•	Fourth quarter production was 387,000 boe/d, up from 371,000 boe/d in the third quarter.
•
In 2013, production averaged 373,000 boe/d and cash flow was approximately $2.2 billion, growing by 12% from the first to fourth quarters. Fourth quarter cash flow was $580 million, up from $573 million in the third quarter.

•	Capital spending was $3.2 billion in 2013, down 20% from 2012. Fourth quarter capital spending was $744 million, down from $849 million in the third quarter.

1 The terms “cash flow” and “capital spending” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this release.

Progress Against Priorities

Living within our means

Talisman reduced capital spending in 2013 by 20% to $3.2 billion, compared to $4 billion in 2012, reflecting a concentrated effort to reduce high risk, low return expenditures resulting in a 25% reduction in exploration spending. Talisman remains committed to capital discipline and will continue to focus on the Americas and Asia-Pacific. The company has ongoing material legacy capital obligations in non-core assets such as the North Sea until the company is able to dilute or exit its interests in those assets.

Focusing our capital program

In 2013, the company focused its capital program on oil and liquids opportunities that generate higher, more predictable returns, delivering 6% liquids production growth from the first quarter to the fourth quarter. Fourth quarter production was 387,000 boe/d, up from 371,000 boe/d in the third quarter. The company produced 358,000 boe/d in its Americas and Asia-Pacific core areas in the fourth quarter.  In 2013, the company exited Poland, received government approval to transfer its interests in Sierra Leone and is in the process of exiting Peru.

Improving operational efficiency and reducing costs

Talisman continued to improve operational efficiency. In North America, year-over-year drilling and completion costs were down 16% in the Eagle Ford, 13% in the Duvernay and 9% in the Marcellus. Drilling cycle times were down 17% in the Montney and 25% in both the Eagle Ford and Marcellus. In Vietnam, Talisman achieved first oil production at its HST/HSD project ahead of schedule and under budget. The company made staffing reductions in its corporate centre and North American operations, resulting in an underlying 20% reduction (excluding certain one-off costs) in net G&A.

Unlocking value from our portfolio2

Talisman announced over $2 billion in asset sales in 2013 including the sale of 75% of its Montney assets in Canada for C$1.5 billion, and its equity interest in the Ocensa pipeline in Colombia for $595 million. In the fourth quarter, Talisman also entered into an agreement to sell its Southeast Sumatra asset in Indonesia. Following year-end 2013, the company entered into an agreement to sell its sour gas Foothills Monkman asset.

2 See advisories for a discussion of this term.

Financial Results

The financial information contained in this release is unaudited. The company expects to file its audited Consolidated Financial Statements for the year ended December 31, 2013, along with the related Management Discussion and Analysis, Annual Information Form and Annual Report on Form 40-F on March 3, 2014. For operational purposes, Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific (Southeast Asia and Algeria). For the purposes of financial reporting, Talisman’s 2013 activities were conducted in four geographic segments: North America, Southeast Asia, North Sea and Other. See the advisories elsewhere in this release for more information or visit Talisman’s website at www.talisman-energy.com.

December 31	Q4 13	Q3 13	Q4 12	2013	2012
Cash flow ($ million)	580	573	675	2,196	3,022
Cash flow per share3	0.56	0.56	0.66	2.13	2.95
Earnings (loss) from operations3 ($ million)	(116)	(45)	(107)	(248)	95
Earnings (loss) from operations per share3	(0.11)	(0.04)	(0.10)	(0.24)	0.09
Net income (loss) ($ million)	(1,005)	(54)	376	(1,175)	132
Net income (loss) per share	(0.98)	(0.05)	0.37	(1.15)	0.12
Average shares outstanding – basic (million)	1,031	1,031	1,025	1,030	1,025

Table includes the company’s proportionate results from Talisman Sinopec Energy UK Limited (TSEUK) and Equión Energía Limited (Equión). Table reflects 100% interest of UK business until December 2012.

Steady cash flow growth throughout 2013

Cash flow for the fourth quarter was $580 million, compared to $573 million in the previous quarter, due to increased gas production at PM-3 in Malaysia, successful Marcellus gas development, increased HST/HSD oil production volumes, increased production and higher realized gas prices in Greater Edson and lower cash taxes. This was partially offset by lower netbacks resulting from lower sales into the premium Singapore market and the widening of Western Canada Select differentials in Canada, as well as unexpected operational issues in the UK that resulted in the Piper and Claymore facilities being shut in for most of the quarter, incurring higher operating costs to address the issues. Cash flow for 2013 was $2.2 billion. Talisman delivered quarterly cash flow growth during the course of 2013 as the company focused on increasing liquids volumes production in the Americas and Asia-Pacific, reducing G&A spending and benefiting from lower cash taxes.

In the fourth quarter, the company recorded a loss from operations (which exclude non-operational items) of $116 million, compared to a loss of $45 million in the third quarter. Higher liquids volumes in North America, Norway and Vietnam, higher gas volumes from Marcellus and Malaysia, lower hedging settlements, lower current taxes and lower exploration expense were more than offset by lower netbacks in Southeast Asia and Canada and lower volumes from the UK.

3 The terms “cash flow per share”, “earnings (loss) from operations” and “earnings (loss) from operations per share” are non-GAAP measures. Please see advisories and reconciliations elsewhere in this news release.

The company recorded a net loss of $1.2 billion in 2013 compared to net income of $132 million in 2012. This was due to lower production from the North Sea primarily as a result of the sale of 49% of Talisman’s UK business, higher royalties and lower capitalized interest costs, partially offset by lower impairments, higher liquids production in the Eagle Ford and Vietnam, lower operating expenses, lower G&A spending, lower DD&A expense and lower dry hole expense. In addition, 2012 net income reflected a non-taxable gain of $860 million made on the sale of 49% of Talisman’s UK business for $1.5 billion and a $365 million gain on the revaluation of the Ocensa pipeline. The company recorded a net loss of approximately $1 billion in the fourth quarter, compared to a loss of $54 million in the third quarter, primarily due to impairments.

DD&A expense in 2013 was $1.9 billion, compared to $2.4 billion in 2012, due primarily to the application of equity accounting to the TSEUK joint venture from December 17, 2012 onward and lower production in Canada, the Marcellus and Kitan. This was partially offset by higher production and unit rates in the Eagle Ford and new production at HST/HSD in Vietnam and Kinabalu in Malaysia. DD&A was $555 million in the fourth quarter, up from $482 million in the third quarter, primarily due to increased production in Indonesia, Malaysia, Vietnam and Norway.

Asset and goodwill impairments, including the company’s share of joint venture results, were $1.6 billion pre-tax ($826 million after tax) in the fourth quarter. The company recorded a $651 million pre-tax ($277 million after tax) impairment in the TSEUK joint venture as a result of negative reserves revisions influenced by poor reservoir and asset performance, increased decommissioning cost estimates, and higher development and operating cost estimates.

The company recorded a net impairment expense of $358 million pre-tax ($79 million post-tax) in Norway. The impairments are a result of increased decommissioning costs on Gyda and Rev and negative reserves revisions at Varg.

The company recorded a non-taxable impairment of $185 million related to North Sea goodwill as a result of its view of the reduced value of the UK and Norway assets.

During 2013, the company recorded an impairment expense of $332 million pre-tax ($252 million post-tax) in North America. The majority of this impairment was recorded in conventional dry gas properties in Canada as a result of the company lowering its long-term gas price assumptions by 25% over last year as well as increased cost assumptions in certain conventional gas assets.

The company recorded $55 million pre-tax ($27 million post-tax) impairments in Kitan following negative reserves revisions driven by poor well performance.

Current taxes were $166 million in the fourth quarter and $623 million for the year, down from the third quarter and 2012 due to lower revenues in the North Sea and the sale of a 49% equity interest in Talisman’s UK business in 2012.

The company’s deferred tax recovery in 2013 was $770 million compared to a deferred tax recovery of $1.2 billion in 2012. This was principally due to lower impairments in the North Sea and the sale of Talisman’s equity investment in the Ocensa pipeline.

Capital spending for the year was $3.2 billion, down 20% from 2012, reflecting the company’s efforts to live within its means and shift capital towards oil and liquids opportunities. Exploration and development spending in the fourth quarter was $744 million, down from $849 million in the third quarter.

Net debt4 at year-end was approximately $4.8 billion compared to approximately $3.7 billion at year-end 2012. The company will use proceeds from announced dispositions to continue to pay down debt.

4The term “net debt” is a non-GAAP measure. Please see advisories and reconciliations elsewhere in this release.

Commodity Pricing and Netbacks

December 31	Q4 13	Q3 13	Q4 12	2013	2012
Pricing
WTI benchmark ($/bbl)	97.45	105.83	88.18	97.97	94.22
Brent benchmark ($/bbl)	109.27	110.36	110.02	108.66	111.61
NYMEX benchmark ($/mmbtu)	3.62	3.60	3.36	3.67	2.80
Netbacks
Oil and liquids netback ($/bbl)
North America Southeast Asia North Sea Other	39.67	47.68	44.17	40.65	44.85
	46.88	40.06	36.31	36.55	44.87
	9.18	35.80	33.43	28.42	55.54
	53.17	53.43	58.72	57.15	61.21
Total oil and liquids ($/bbl)	37.99	43.17	40.09	38.96	51.96
Natural gas netback ($/mcf)
North America Southeast Asia North Sea Other	1.54	1.35	1.50	1.45	0.87
	4.85	5.18	4.85	5.32	5.45
	6.21	5.79	4.67	7.30	6.61
	1.43	1.97	1.36	1.86	1.84
Total natural gas ($/mcf)	2.72	2.72	2.69	2.88	2.52
Total company netback ($/boe)	23.93	25.98	24.82	24.93	29.13

North Sea results include Norway and the company’s proportionate results from TSEUK; Other results include Colombia and the company’s proportionate results from Equión and Algeria. The company’s realized sales price includes the impact of physical commodity contracts, but does not include the impact of the financial commodity price derivatives.

Pricing

In 2013, Brent and WTI prices were largely flat compared to 2012; however, NYMEX natural gas prices were up 31% over the previous year. On a quarterly basis, Brent prices stayed flat over the previous quarter and WTI prices decreased 8% from the third quarter. NYMEX natural gas prices were flat from last quarter. Western Canada Select differentials widened between the third and fourth quarters of 2013, resulting in a marked reduction in North American liquids netbacks in the quarter.

Netbacks

In 2013, the company’s average gross netback was $24.93/boe, down from $29.13/boe in 2012 due to lower realized prices, higher royalties and transportation costs, partially offset by lower operating costs. Talisman’s gross oil and liquids netback was $38.96/boe, down 25% from 2012 due to decreased realized prices compared to 2012, higher royalties and transportation costs, partially offset by lower operating costs. Talisman’s gross natural gas netback was $2.88/mcf in 2013, up from $2.52/mcf in 2012 due to higher realized prices partially offset by higher royalties and operating costs. The company’s fourth quarter gross netback was $23.93/boe compared to $25.98/boe in the third quarter.

In North America, the company’s 2013 average gross netback was $14.83/boe, up from $10.87/boe in 2012, due primarily to growing liquids production in the Eagle Ford and higher North American gas prices. The company’s fourth quarter gross netback in North America was $15.48/boe, down from $16.07/boe in the third quarter.

In Southeast Asia, the company’s 2013 netback was $33.51/boe, down from $36.58/boe in 2012 due in part to a change in production mix following the startup of production at HST/HSD, offset by higher royalties at PM-3 in Malaysia and higher operating cost per barrel at Kitan in Australia. The company’s fourth quarter gross netback in Southeast Asia was $35.30/boe, up from $34.20/boe in the third quarter.

Production

Table includes Talisman’s share of production from subsidiaries and equity-accounted entities. Talisman’s UK North Sea equity interest was reduced to 51% in December 2012.

December 31	Q4 13	Q3 13	Q4 12	2013	2012
Oil and liquids (mbbls/d)
North America	40	37	29	35	27
Southeast Asia	47	44	40	44	42
North Sea	28	32	53	32	71
Other (including Colombia and Algeria)	22	21	21	21	22
Total oil and liquids (mbbls/d)	137	134	143	132	162
Natural gas (mmcf/d)
North America	928	882	924	883	985
Southeast Asia	524	491	511	516	524
North Sea	8	6	20	9	31
Other (including Colombia and Algeria)	45	44	43	43	42
Total natural gas (mmcf/d)	1,505	1,423	1,498	1,451	1,582
Total mboe/d	387	371	392	373	426
Assets sold or held for sale (mboe/d)
North America1	25	22	26	24	31
North Sea2	-	-	17	-	25
Southeast Asia3	3	3	6	4	6
Total Assets sold or held for sale (mboe/d)	28	25	49	28	62
Production from ongoing operations (mboe/d)	359	346	343	345	364

1 Includes Montney (held for sale as at December 31, 2013), Monkman (entered into an agreement to sell post year-end 2013), West Whitecourt and Shaunavon (sold in 2012).
2 Includes UK (49% of interest in UK business sold December 2012).
3 Includes Northwest Java (sold in May 2013) and Southeast Sumatra (sales agreement reached in December 2013).

In 2013, production was 373,000 boe/d. Fourth quarter production was 387,000 boe/d, up from 371,000 boe/d in the third quarter due in part to increased development activity in the Marcellus, completion of planned maintenance at PM-3 in Malaysia and completion of project tie-in work at Corridor in Indonesia. These increases were partially offset by planned and unplanned outages in the North Sea. Total oil and liquids production was 137,000 bbls/d in the fourth quarter compared to 134,000 bbls/d in the third quarter. Dispositions agreed in 2013 and early 2014 reduce annual production from ongoing operations to 345,000 boe/d.

Replaced 110% of production on proved (1P) basis

In 2013, the company recorded positive additions and revisions of approximately 166 million boe of 1P reserves and approximately 144 million boe proved plus probable (2P) reserves in its Americas core area against production of approximately 73 million boe. The reserve additions are primarily a result of successful development programs and improving well performance. In its Americas and Asia-Pacific core areas, the company replaced over 110% of production with 2P reserves increases on a company gross share basis.

The company recorded negative additions and revisions of approximately 21 million boe of 1P reserves in 2013 associated with the company’s non-core North Sea (UK and Norway) business. A key factor in these negative reserve changes was Talisman’s decision to limit capital investments in non-core regions.

At year-end 2013, Talisman’s 1P reserves totaled 1.1 billion boe, which equates to a reserve life index of 8.1 years. Talisman’s 2P reserves totaled 1.6 billion boe at year-end 2013, down 4% primarily due to production and revisions. The company’s 1P reserves replacement ratio was 110%.

Acquisitions and divestures increased 1P reserves by 3.5 million boe and 2P reserves by 8.4 million boe and are included in the totals above, but not in the table below.

Talisman will release complete year-end reserves disclosure as part of its Annual Information Form on March 3, 2014.

	Production	1P Additions & Revisions	2P Additions & Revisions
	million boe	million boe	million boe

Americas	72.7	165.6	143.5
Asia-Pacific	50.5	1.1	(7.2)
Core Total	123.2	166.7	136.3
North Sea	12.4	(20.8)	(78.8)
Total	135.6	145.9	57.5

All of the reserves estimates in this document are provided in accordance with National Instrument 51-101 (Canadian regulations), which utilize forecast pricing and costs. The company also estimates proved reserves in accordance with US disclosure standards, utilizing historic 12-month average pricing. The difference between the results of the two methods is less than 1%, or approximately 10 million boe.

Strong liquids growth and improved operating efficiency in North America

December 31	Q4 13	Q3 13	Q4 12	2013	2012
Gas
Edson-Duvernay-Montney	219	216	226	214	229
Marcellus	475	443	475	446	514
Eagle Ford	68	66	48	59	40
Other	21	24	19	23	29
Gas from ongoing operations (mmcf/d)	783	749	768	742	812
Liquids
Edson-Duvernay-Montney	9	5	6	6	5
Eagle Ford	20	21	11	18	9
Chauvin	11	11	12	11	12
Liquids from ongoing operations (mbbls/d)	40	37	29	35	26
Total production from ongoing operations (mboe/d)	171	162	157	159	161
Assets sold or held for sale (mmcfe/d)1	147	133	157	143	186
Total North America production (mboe/d)	195	184	183	182	192

1 Includes Montney (held for sale as at December 31, 2013), Monkman (entered into an agreement to sell post year-end 2013), West Whitecourt and Shaunavon (sold in 2012).

In North America, production in the fourth quarter averaged 195,000 boe/d, up 6% from the previous quarter due to increased production in the Eagle Ford, gas development activity in the Marcellus and increased liquids production via a third party deep cut processing plant in Wild River, partially offset by natural declines. Full-year North American production from ongoing operations averaged 159,000 boe/d, with liquids production of 35,000 bbls/d.

In the Eagle Ford, production was 32,000 boe/d in the fourth quarter, up 68% over the same period last year. Liquids volumes were up 82% to 20,000 boe/d in the fourth quarter compared to the same period last year. In 2013, Talisman brought onstream 121 gross operated wells compared to 66 in 2012, as activity shifted from drilling single land retention wells to higher value acreage and pad drilling. The company continues to make improvements to cost and operational efficiency, reducing average drilling and completion costs to $8.5 million per well, down 16% from the previous year.

In the Marcellus, production increased by 7% in the fourth quarter to 475 mmcf/d, as a result of increased capital spending mid-year to complete and tie-in 23 additional wells from the company’s inventory of 70 drilled but uncompleted wells. Drilling cycle times were reduced by 25% versus the previous year to an average of 13 days, and drilling costs were reduced by 9%. Optimization of compression costs and the short-term sale of excess transportation capacity lowered operating costs by $40 million for the year. The company also drilled six wells of a seven-well program in the Friendsville area, with the seventh well to be drilled in early 2014.

In the Greater Edson area, the third party deep cut processing plant at Wild River came onstream in late October. Natural gas liquids volumes were approximately 5,000 bbls/d net to Talisman (approximately 70% ethane), once the plant reached full operating efficiency in mid-November. In the Wilrich play, three wells were brought onstream during the quarter, with 30-day average sales rates ranging from 5.6 to 5.9 mmcf/d with 170 to 525 bbls/d of liquids.

In the Duvernay, Talisman has drilled eight appraisal wells to date and continues to evaluate its extensive acreage position. The two most recent wells drilled had seven-day average rates of 2.2 mmcf/d of gas and 550 bbls/d of condensate.

As part of its commitment to realize value from its portfolio, during the fourth quarter Talisman announced it had reached an agreement to sell 75% of its Montney acreage in northeast British Columbia for a total cash consideration of C$1.5 billion. The transaction is expected to close during the first quarter of 2014 following receipt of regulatory approvals. Also, following year-end 2013, the company entered into an agreement to sell its sour gas Foothills Monkman asset.

Building liquids momentum in Blocks CP0-9 and CPE-6 in Colombia

In Colombia, production increased slightly quarter-over-quarter to 18,000 boe/d. In mid-December, the company produced a record 20,000 boe/d net.

In Block CPO-9, Talisman and its partner successfully completed drilling the ninth and final well of the current appraisal program in the Akacías field. As of the first week of February, six wells have been put on long-term test including Akacais-1, producing approximately 8,000 bbls/d (gross) of 8 degree API oil. Based on these results, the company is moving forward with field development planning. Talisman expects to begin long-term testing operations on the four remaining wells, which are expected to be onstream in the first half of 2014.

In Block CPE-6, Talisman and its partner secured the necessary environmental permits in November to begin drilling operations. Two vertical wells are on long-term test and have proven the presence of movable oil. An additional two vertical wells, one horizontal well and one water injector have been drilled with results pending. Appraisal drilling and testing will continue into the second quarter of 2014.

Talisman completed the sale of its 12% equity stake in the Ocensa pipeline during the quarter for $595 million. The company has retained its full rights to shipping capacity on the pipeline and continues to build a strong revenue-generating marketing business in Colombia, loading its first vessel for export in December. The company retained its ability to market unused capacity, which can be contracted out at a premium to other shippers.

Continued growth in the company’s high netback Southeast Asia core area

December 31	Q4 13	Q3 13	Q4 12	2013	2012
Malaysia liquids (mbbls/d)	19	18	17	19	17
Malaysia gas (mmcf/d)	112	98	132	117	122
Malaysia (mboe/d)	37	34	39	38	37
Indonesia liquids (mbbls/d)	6	7	7	7	7
Indonesia gas (mmcf/d)	400	381	366	387	389
Indonesia (mboe/d)	73	70	68	72	72
Vietnam liquids (mbbls/d)	15	13	2	9	2
Vietnam gas (mmcf/d)	8	8	-	5	-
Vietnam (mboe/d)	17	14	2	10	2
Australia (mboe/d)	4	4	10	6	12
Total production from ongoing operations (mboe/d)	131	122	119	126	123
Assets sold or held for sale (mboe/d)1	3	3	6	4	6
Southeast Asia total (mboe/d)	134	125	125	130	129

1 Includes Northwest Java (sold in May 2013) and Southeast Sumatra (sales agreement reached in December 2013).

Production in Southeast Asia averaged 134,000 boe/d in the fourth quarter, up 7% over both the prior quarter and the same period last year. Completion of project tie-in work at Corridor in Indonesia and higher production in Vietnam was offset by the impact of temporary fluctuations in gas demand at Corridor and PM-3 in Malaysia. For the year, production was up slightly from 2012 on additional volumes from Vietnam and Malaysia, and the completion of tie-in work at Corridor.

In Malaysia, production averaged 38,000 boe/d in 2013, up slightly from 2012 with the addition of volumes from Kinabalu partly offset by slightly lower volumes at PM-3. Production for the quarter averaged 37,000 boe/d, up 9% over the previous quarter following the completion of planned maintenance. This was partially offset by well tie-in work and process interruptions at Kinabalu. The company successfully drilled and tied-in the first well of a multi-well infill drilling program at Kinabalu. A second well was drilled in December and was completed in January. The company expects to add additional wells to the Kinabalu drilling program as technical work progresses.

In Indonesia, fourth quarter production from ongoing operations averaged 73,000 boe/d, up over the third quarter and same period last year due to completion of project tie-in work, offset by a planned shutdown and lower than expected seasonal demand near the end of the year. A sales agreement was signed in December to dispose of the Southeast Sumatra assets and is pending government approval.

In Vietnam, fourth quarter production averaged 17,000 boe/d, up 21% from the previous quarter. For the year, production averaged 10,000 boe/d, up significantly over 2012 due to production from HST/HSD following the successful startup of the project in May, ahead of schedule and under budget. On Block 07/03, the company successfully completed the CRD-3X well, including a sidetrack, and is encouraged by the preliminary results. The company began drilling the 07/03-CD-1X exploration well in January 2014, the final commitment well on Block 07/03.

Algeria

Fourth quarter production averaged 12,000 boe/d, up from the previous quarter as the EMK facility commissioning progressed and production restrictions were partially lifted. Full-year production is down slightly from the previous year due to temporary production restrictions imposed by the regulator. Discussions with the regulator are ongoing and restrictions are expected to be lifted progressively through 2014.

Other Operating Areas

North Sea

Talisman’s share of UK production in the fourth quarter averaged 14,000 boe/d, down 33% from the previous quarter with operations affected by scheduled turnarounds and continued reliability issues resulting in higher operating costs. The Claymore platform remained shut down for the entire quarter due to unexpected repairs; production is expected to resume by the end of the first quarter 2014. A planned turnaround at the Piper platform was extended by a month, but has since returned to production. The company is working to improve operational efficiency and reliability in 2014, but the results of this work will take time.

In Norway, fourth quarter average daily production was 15,000 boe/d, 15% higher than the third quarter, primarily due to reduced downtime for maintenance. The Varg gas export project saw first gas in early February after a slight delay due to issues at the third party host platform.

Kurdistan Region of Iraq

In the Topkhana Block, the Topkhana-2 well was spud in early December and is currently ahead of schedule, with results expected early in the second quarter 2014. In the Kurdamir Block, the company plans to put the Kurdamir-2 well on a month-long extended test at the end of March.

Common Share and Preferred Share Dividend Declaration

The company has declared a quarterly dividend on the company's common shares of US$0.0675 per share. The dividend will be paid on March 31, 2014 to shareholders of record at the close of business on March 10, 2014.

The company has also declared a quarterly dividend of C$0.2625 on its Cumulative Redeemable Rate Reset First Preferred Shares, Series 1. The dividend will be paid on March 31, 2014 to shareholders of record at the close of business on March 10, 2014.

Conference Call

A conference call and webcast for investors, analysts and media will be held at 11:00 a.m. MT (1:00 p.m. ET), February 12, 2014 to discuss results. Participants will include Hal Kvisle, President and Chief Executive Officer, and members of senior management. A transcript of this call will be available on the Talisman Energy website at www.talisman-energy.com.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
Brent Anderson	Lyle McLeod
Manager, External Relations	Vice-President, Investor Relations
Phone: 403-237-1912	Phone: 403-767-5732
Email: tlm@talisman-energy.com	Email: tlm@talisman-energy.com

Forward-Looking Information

This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; continued focus on the Americas and Asia-Pacific; expected drilling activity in the Americas and Asia-Pacific; expected balance sheet strength; expected closing of the sale of the Montney acreage; expected drilling and test results in Colombia; expected production from infill drilling at Kinabalu; expected drilling, testing and results in the Kurdistan Region of Iraq; expected lifting of restrictions in Algeria; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. The Company’s priorities and goals disclosed in this news release are objectives only and their achievement cannot be guaranteed.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2014 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to the availability and cost of credit and other financing and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included in Talisman's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Throughout this news release, Talisman uses the term “unlocking value” to describe the realization of the value of an asset within Talisman’s portfolio that, prior to its full or partial disposition, was not valued at its full market value, as reflected in Talisman’s share price and enterprise value.   By monetizing the asset through a disposition or joint venture, the company is able to attribute a market value to the asset that can quantifiably be reflected in Talisman’s share price and enterprise value.

Unless the context indicates otherwise, references in this news release to "Talisman" or the "company" include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and the partnership interests held by Talisman Energy Inc. and its subsidiaries and also include Equión Energia Limited (“Equión”) and Talisman Sinopec Energy UK Limited (“TSEUK”) unless stated otherwise. Such use of "Talisman" or the "company" to refer to these other legal entities and partnership interests does not constitute waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

Oil and Gas Information

Reserves

National Instrument 51-101 ("NI 51-101") of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities.

An exemption granted to Talisman also permits it to disclose internally evaluated reserves data.  Any reserves data contained in this news release reflect Talisman’s estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its proved and probable reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this news release.

The reserve life index (“RLI”) of 8.1 years for 2013 production was calculated by dividing the year-end proved reserves by 2013 production.

The reserves replacement ratio (before net acquisitions and dispositions) was calculated by dividing the sum of yearly changes (additions, discoveries, non-price revisions) to estimated proved reserves during the year by the Company’s production for that year.  The Company uses reserves replacement ratios as an indicator of the Company’s ability to replenish annual production volumes and grow its reserves.  It should be noted that a reserves replacement ratio is a statistical indicator that has limitations.  As an annual measure, the ratio is limited because it typically varies widely, based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons.  In addition, since the ratio does not include cost, value or timing of future production of new reserves, it cannot be used as a measure of created value.

Throughout this news release, Talisman makes reference to production and reserves volumes. Unless otherwise stated, such production volumes are stated on a gross basis, which means they are stated on a Company interest basis prior to the deduction of royalties and similar payments. In the US, net production volumes and reserves estimates are reported after the deduction of these amounts.

Barrel of oil equivalent (boe) throughout this news release is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). This news release also includes reference to mcf equivalents (mcfe) which are calculated at a conversion rate of one barrel of oil to 6,000 cubic feet of gas. Boe and mcfe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl and a mcfe conversion ratio of 1 bbl: 6 mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In this news release, all references to "core" and "non-core" assets, properties, areas and regions align with the Company's current public disclosure regarding its assets and properties.

Talisman also discloses netbacks in this news release. Netbacks per boe are calculated by deducting from the sales price associated royalties, operating and transportation costs.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow, earnings (loss) from operations, capital spending and net debt. These terms are not defined by International Financial Reporting Standards (IFRS). Consequently, these are referred to as non-GAAP measures. Talisman's reported results of such measures may not be comparable to similarly titled measures reported by other companies.

Cash Flow

	Three Months Ended
	December 31, 2013	September 30, 2013	December 31, 2012	YTD 2013	YTD 2012

Cash provided by operating activities	442	637	408	1,767	2,396
Changes in non-cash working capital	80	(166)	101	(4)	160
Add: Exploration expenditure	52	66	118	260	346
Add: Pennsylvania impact fee1	-	-	-	-	25
Add: Restructuring costs	10	6	-	44	-
Add: Income tax adjustments2	-	-	-	15	-
Add: Current tax on disposal3	51	-	-	51	-
Less: Dividends and distributions received from equity-accounted entities	(21)	(37)	-	(58)	-
Less: Finance costs (cash)	(77)	(77)	(45)	(295)	(190)
Cash flow from subsidiaries	537	429	582	1,780	2,737

Add: Cash provided by operating activities from equity-accounted entities	58	86	138	416	320
Change in non-cash working capital from equity-accounted entities	(9)	54	(46)	3	(35)
Add: Exploration expenditure from equity-accounted entities	-	11	-	18	-
Less: Finance costs (cash) from equity-accounted entities	(6)	(7)	1	(21)	-
Cash flow from equity- accounted entities	43	144	93	416	285

Cash Flow4	580	573	675	2,196	3,022
Cash flow per share	0.56	0.56	0.66	2.13	2.95
Diluted cash flow per share	0.56	0.55	0.65	2.13	2.93

1.	Pennsylvania impact fee amount represents the one-time impact of the retrospective application of the legislation to wells drilled pre-2012.
2.
A court ruling in Southeast Asia indicated an additional current income tax of $31 million be charged during Q2 2013.  In addition, the company recorded a $16 million benefit from the resolution of a tax position in North America in Q2.

3.	Current tax on the gain on disposal of Talisman’s equity interest in the Ocensa pipeline in Colombia.
4.	Includes cash flow from subsidiaries and Talisman’s share of equity-accounted entities’ cash flow.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, deferred taxes and other non-cash expenses, including Talisman's share of cash flow from equity- accounted entities. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the company's performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Diluted cash flow per share is cash flow divided by the diluted number of common shares outstanding during the period, as reported in the annual Consolidated Financial Statements that will be filed on March 3, 2014. A reconciliation of cash provided by operating activities to cash flow is provided above.

Earnings (loss) from Operations

	Three Months Ended
	December 31, 2013	September 30, 2013	December 31, 2012	YTD 2013	YTD 2012

Net income (loss)	(1,005)	(54)	376	(1,175)	132
Loss (gain) on disposals (tax adjusted)	(163)	1	(862)	(207)	(1,427)
Unrealized (gain) loss on financial instruments (tax adjusted)1	149	91	(46)	90	49
Share-based payments (tax adjusted)2	16	1	(40)	37	(64)
Foreign exchange on debt (tax adjusted)	8	21	3	10	25
Impairment (tax adjusted)	822	1	278	874	1,096
Pennsylvania impact fee (tax adjusted)3	-	-	-	-	16
Restructuring costs (tax adjusted)	12	5	-	38	-
Gain on revaluation of investment (tax adjusted)4	-	-	(245)	-	(245)
Income tax adjustments5	-	-	-	41	-
Recognition of deferred tax asset6	34	(92)	429	(58)	429
Deferred tax adjustments7	11	(19)	-	102	84
Earnings (loss) from operations8	(116)	(45)	(107)	(248)	95
Earnings (loss) from operations per share	(0.11)	(0.04)	(0.10)	(0.24)	0.09
Diluted earnings (loss) from operations per share	(0.11)	(0.04)	(0.10)	(0.24)	0.09

1.	Unrealized (gain) loss on financial instruments relates to the change in the period of the mark-to-market value of the company’s held-for-trading financial instruments.

2.
Share-based payments relate principally to the mark-to-market value of the company’s outstanding stock options and cash units at December 31. The company uses the Black-Scholes option pricing model to estimate the fair value of its share-based payment plans.

3.	Pennsylvania impact fee amount represents the one-time impact of the retrospective application of the legislation to wells drilled pre-2012.
4.	Gain on revaluation of investment represents the fair value adjustment recorded upon the restructuring of Talisman’s investment in Oleoducto Central S.A.
5.
A court ruling in Southeast Asia indicated an additional income tax of $57 million be charged during Q2 2013.  In addition, the company recorded a $16 million benefit from the resolution of a tax position in North America in Q2.

6.
During Q4 2013, the company derecognized deferred tax assets in Vietnam as a result of Block 46/02 relinquishment. During Q3 2013, the company recognized deferred tax assets in Vietnam based on startup of HST/HSD. In Q4 2012, the company derecognized deferred tax assets from US operations.

7.	Deferred tax adjustments largely comprise tax on foreign exchange on tax pools.
8.	Earnings (loss) from operations include results and adjustments from subsidiaries and Talisman's share of equity-accounted entities.

Earnings (loss) from operations are calculated by adjusting the company's net income (loss) per the financial statements for certain items of a non-operational nature, on an after-tax basis. The adjustments include items from subsidiaries and Talisman's share of equity-accounted entities. The company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings (loss) from operations per share are earnings (loss) from operations divided by the average number of common shares outstanding during the period. Diluted earnings (loss) from operations per share are earnings (loss) from operations divided by the diluted number of common shares outstanding during the period, as reported in the annual Consolidated Financial Statements that will be filed on March 3, 2014. A reconciliation of net income (loss) to earnings (loss) from operations is provided above.

Capital Spending

	Three Months Ended
	December 31, 2013	September 30, 2013	December 31, 2012	YTD 2013	YTD 2012

Subsidiaries
Exploration, development and other	537	608	836	2,363	3,509
Exploration expensed	52	66	118	260	346
Exploration and development spending – subsidiaries	589	674	954	2,623	3,855

Talisman’s share of equity- accounted entities
Exploration, development and other	154	164	63	577	149
Exploration expensed	1	11	-	19	-
Exploration and development spending – joint ventures	155	175	63	596	149

Capital spending for subsidiaries and joint ventures	744	849	1,017	3,219	4,004

Capital spending (or run rate or exploration and development spending) is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred and adding Talisman's share of joint ventures.

Net Debt

	As at
	December 31, 2013	September 30, 2013	December 31, 2012

Long-term debt	5,239	5,504	4,442
Cash and cash equivalents, net of bank indebtedness	(351)	(405)	(553)
Subtotal	4,888	5,099	3,889

Cash and cash equivalents from equity- accounted entities1
TSEUK	(21)	(55)	(64)
Equión	(34)	(78)	(104)
Total net debt	4,833	4,966	3,721

1.	Includes Talisman’s share of equity-accounted entities’ cash and cash equivalents.

Net debt is calculated by adjusting the company's long-term debt per the financial statements for bank indebtedness, cash and cash equivalents from subsidiaries and joint ventures. The company uses this information to assess its true debt position and eliminate the impact of timing differences.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2014 (excluding the effect of derivative contracts) is summarized in the following table, based on a Dated Brent oil price of approximately $100/bbl, a NYMEX natural gas price of approximately $4.00/mmbtu and exchange rates of US$1=C$1 and UK£1=US$1.55.

(millions of $)	Net Income1	Cash Provided by Operating Activities (GAAP)2	Cash Flow (Non-GAAP)3
Volume changes
Oil – 10,000 bbls/d	60	130	175
Natural gas – 60 mmcf/d	10	55	60
Price changes4
Oil – $1.00/bbl	20	25	30
Natural gas (North America)5 – $0.10/mcf	15	25	25
Exchange rate changes
US$/C$ decreased by US$0.01	(5)	(5)	(5)
US$/UK£ increased by US$0.02	-	-	5

1. Net income includes Talisman’s share of net income (loss) from TSEUK and Equión, after tax.
2. Changes in cash flow provided by operating activities (GAAP) exclude TSEUK and Equión due to the application of equity accounting.
3. Changes in cash flow (Non-GAAP) include TSEUK and Equión and is included for comparative purposes only.
4. The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivative terms in the “Risk Management” section of the MD&A, and note 23 to the Annual Consolidated Financial Statements that will be filed on March 3, 2014.
5. Price sensitivity on natural gas relates to North American natural gas only. The company’s exposure to changes in the natural gas prices in the UK, Norway and Malaysia/Vietnam and Colombia is not material. Most of the natural gas price in Indonesia is based on the price of crude oil and, accordingly, has been included in the price sensitivity for oil except for a small portion which is sold at a fixed price.

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended December 31		Year ended December 31
	2013	2012	2013	2012
Financial
(millions of US$ unless otherwise stated)
Cash flow (1)	580	675	2,196	3,022
Net income (loss)	(1,005)	376	(1,175)	132
Exploration and development spending (1)	744	1,017	3,219	4,004
Per common share (US$)
Cash flow (1)	0.56	0.66	2.13	2.95
Net income (loss)	(0.98)	0.37	(1.15)	0.12
Production (3)
(Daily Average - Gross)
Oil and liquids (bbls/d)
North America	39,812	28,889	34,616	27,562
Southeast Asia	46,582	40,158	43,658	41,296
North Sea	28,240	53,238	31,939	70,726
Other	21,793	20,464	21,116	22,715
Total oil and liquids	136,427	142,749	131,329	162,299
Natural gas (mmcf/d)
North America	928	924	883	985
Southeast Asia	524	511	516	524
North Sea	8	20	9	31
Other	45	43	43	42
Total natural gas	1,505	1,498	1,451	1,582
Total mboe/d (2)	387	392	373	426
Prices (3)
Oil and liquids (US$/bbl)
North America	62.73	67.23	66.70	69.39
Southeast Asia	111.74	106.53	108.56	111.69
North Sea	111.12	109.34	109.55	111.83
Other	106.67	109.56	106.86	113.52
Total oil and liquids	96.50	100.05	97.49	104.82
Natural gas (US$/mcf)
North America	3.45	3.26	3.49	2.63
Southeast Asia	8.64	8.86	9.44	9.28
North Sea	12.67	10.23	13.24	9.77
Other	4.13	3.94	4.26	4.30
Total natural gas	5.33	5.28	5.69	5.01
Total (US$/boe) (2)	54.71	56.56	56.44	58.56

(1) Cash flow, exploration and development spending and cash flow per share are non-GAAP measures.
(2) Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.
(3) Production and realized prices include Talisman's proportionate results from Talisman Sinopec Energy UK Limited (TSEUK) and Equión Energía Limited (Equión).

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

December 31 (millions of US$)	2013	2012
		(restated)(1)
Assets
Current
Cash and cash equivalents	364	553
Accounts receivable	1,117	884
Risk management	17	48
Income and other taxes receivable	52	10
Restricted cash	121	-
Inventories	137	122
Prepaid expenses	14	19
Assets held for sale	776	-
	2,598	1,636

Other assets	160	55
Restricted cash	94	-
Investments	1,204	1,791
Risk management	20	26
Goodwill	575	775
Property, plant and equipment	9,752	10,462
Exploration and evaluation assets	3,165	3,319
Deferred tax assets	1,593	1,273
	16,563	17,701
Total assets	19,161	19,337

Liabilities
Current
Bank indebtedness	13	-
Accounts payable and accrued liabilities	1,835	1,744
Current portion of Yme removal obligation	121	-
Risk management	101	81
Income and other taxes payable	155	84
Loans from joint ventures	288	148
Current portion of long-term debt	882	8
Liabilities associated with assets held for sale	160	-
	3,555	2,065

Decommissioning liabilities	1,727	1,514
Yme removal obligation	131	-
Other long-term obligations	246	256
Risk management	37	1
Long-term debt	4,357	4,434
Deferred tax liabilities	553	1,157
	7,051	7,362

Shareholders' equity
Common shares	1,723	1,639
Preferred shares	191	191
Contributed surplus	135	121
Retained earnings	5,695	7,148
Accumulated other comprehensive income	811	811
	8,555	9,910
Total liabilities and shareholders' equity	19,161	19,337

(1) 2012 Consolidated Balance Sheet was restated to reflect the change to equity accounting of TSEUK and Equión on adoption of IFRS 11.
TSEUK deconsolidation effective December 17, 2012. Equión deconsolidation effective January 1, 2012.

Talisman Energy Inc.
Consolidated Statements of Income (Loss)
(unaudited)

	Three months ended December 31		Year ended December 31
(millions of US$)	2013	2012	2013	2012
		(restated)(1)		(restated)(1)
Revenue
Sales	1,243	1,432	4,652	6,767
Other income	26	25	109	84
Income (loss) from joint ventures and associates, after tax	(340)	206	(275)	315
Total revenue and other income	929	1,663	4,486	7,166

Expenses
Operating	384	578	1,432	2,361
Transportation	44	44	192	221
General and administrative	114	128	434	510
Depreciation, depletion and amortization	555	708	1,922	2,371
Impairment	946	426	946	2,589
Dry hole	7	72	89	238
Exploration	52	118	260	346
Finance costs	87	61	331	272
Share-based payments expense (recovery)	19	(52)	49	(63)
(Gain) loss on held-for-trading financial instruments	161	(35)	140	93
Gain on disposals	(42)	(865)	(100)	(1,624)
Other, net	42	33	113	124
Total expenses	2,369	1,216	5,808	7,438
Income (loss) before taxes	(1,440)	447	(1,322)	(272)
Income taxes
Current income tax	166	70	623	792
Deferred income tax (recovery) expense	(601)	1	(770)	(1,196)
	(435)	71	(147)	(404)
Net income (loss)	(1,005)	376	(1,175)	132

Per common share (US$):
Net income (loss)	(0.98)	0.37	(1.15)	0.12
Diluted net income (loss)	(0.98)	0.31	(1.21)	0.01
Weighted average number of common shares outstanding (millions)
Basic	1,031	1,025	1,030	1,025
Diluted	1,032	1,033	1,032	1,033

(1) 2012 Consolidated Statements of Income (Loss) were restated to reflect the change to equity accounting of TSEUK and Equión on adoption of IFRS 11.
TSEUK deconsolidation effective December 17, 2012. Equión deconsolidation effective January 1, 2012.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended December 31		Year ended December 31
(millions of US$)	2013	2012	2013	2012
		(restated)(1)		(restated)(1)
Operating activities
Net income (loss)	(1,005)	376	(1,175)	132
Add: Finance costs (cash and non-cash)	87	61	331	272
Dividends from associates	21	-	58	-
Items not involving cash	1,419	72	2,549	2,152
	522	509	1,763	2,556
Changes in non-cash working capital	(80)	(101)	4	(160)
Cash provided by operating activities	442	408	1,767	2,396

Investing activities
Capital expenditures
Exploration, development and other	(537)	(836)	(2,363)	(3,509)
Property acquisitions	(6)	(50)	(100)	(109)
Proceeds of resource property dispositions	43	24	146	964
Yme removal obligation, net of settlement	(9)	-	252	-
Restricted cash, net of settlement	9	-	(215)	-
Investments	(4)	(9)	(13)	(20)
Proceeds on disposition of associate	590	-	590	-
Loan to joint venture, net of repayments	(183)	-	(398)	-
Proceeds on reduction of UK investment, net of cash disposed	-	1,349	-	1,349
Changes in non-cash working capital	(42)	98	(231)	113
Cash provided by (used in) investing activities	(139)	576	(2,332)	(1,212)

Financing activities
Long-term debt repaid	(304)	(816)	(308)	(1,807)
Long-term debt issued	28	240	1,094	1,336
Loans from joint ventures, net of repayments	91	(1)	141	109
Common shares issued	7	4	28	13
Common shares purchased	(1)	(1)	(1)	(25)
Finance costs (cash)	(77)	(45)	(295)	(190)
Common share dividends	(69)	(70)	(277)	(277)
Preferred share dividends	(2)	(2)	(8)	(9)
Deferred credits and other	4	(18)	(8)	(3)
Changes in non-cash working capital	(33)	(34)	(2)	(6)
Cash provided by (used in) financing activities	(356)	(743)	364	(859)
Effect of translation on foreign currency cash and cash equivalents	(1)	(1)	(1)	9
Net increase (decrease) in cash and cash equivalents	(54)	240	(202)	334
Cash and cash equivalents net of bank indebtedness, beginning of period	405	313	553	219
Cash and cash equivalents net of bank indebtedness, end of period	351	553	351	553

Cash and cash equivalents	364	553	364	553
Bank indebtedness	(13)	-	(13)	-
Cash and cash equivalents net of bank indebtedness, end of period	351	553	351	553

(1) 2012 Consolidated Statements of Cash Flows were restated to reflect the change to equity accounting of TSEUK and Equión on adoption of IFRS 11.
TSEUK deconsolidation effective December 17, 2012. Equión deconsolidation effective January 1, 2012.

Items not involving cash are as follows:
	Three months ended		Year ended
	December 31		December 31
(millions of US$)	2013	2012	2013	2012
Depreciation, depletion and amortization	555	708	1,922	2,371
Impairment, net of reversals	946	426	946	2,589
Dry hole	7	72	89	238
Share-based payments expense (recovery)	19	(52)	45	(66)
Gain on disposals	(42)	(865)	(100)	(1,624)
Unrealized (gain) loss on held-for-trading financial instruments	154	(51)	93	48
Deferred income tax (recovery)	(601)	1	(770)	(1,196)
Foreign exchange	15	30	18	39
PP&E derecognition	-	-	-	20
(Income) loss from joint ventures and associates, after tax	340	(206)	275	(315)
Other	26	9	31	48
	1,419	72	2,549	2,152

Talisman Energy Inc.
Segmented Information
(unaudited)

	North America (1)				Southeast Asia (2)
	Three months ended December 31		Year ended December 31		Three months ended December 31		Year ended December 31
(millions of US$)	2013	2012	2013	2012	2013	2012	2013	2012
Revenue
Sales	430	399	1,643	1,435	609	494	2,202	2,190
Other income	2	21	45	72	-	3	1	3
Income (loss) from joint ventures and associates, after tax	-	-	-	-	-	-	-	-
Total revenue and other income	432	420	1,688	1,507	609	497	2,203	2,193
Segmented expenses
Operating	142	135	568	564	148	112	532	418
Transportation	24	16	103	92	12	11	56	53
DD&A	316	312	1,211	1,140	160	101	486	427
Impairment	329	179	332	363	54	-	55	-
Dry hole	-	-	-	22	(6)	11	60	77
Exploration	10	5	39	29	9	22	59	92
Other	23	38	69	81	-	(9)	8	(19)
Total segmented expenses	844	685	2,322	2,291	377	248	1,256	1,048
Segmented income (loss) before taxes	(412)	(265)	(634)	(784)	232	249	947	1,145
Non-segmented expenses
General and administrative
Finance costs
Share-based payments expense (recovery)
Currency translation
(Gain) loss on held-for-trading financial instruments
Gain on disposals
Total non-segmented expenses
Income (loss) before taxes
Capital expenditure
Exploration	19	53	76	157	37	(5)	129	59
Development	249	257	1,207	1,404	93	119	353	362
Midstream	-	1	-	1	-	-	-	-
Exploration and development	268	311	1,283	1,562	130	114	482	421
Acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			6,636	7,145			2,318	2,582
Exploration and evaluation assets			1,579	2,078			717	527
Goodwill			118	133			170	170
Investments in joint ventures and associates			-	-			-	-
Other			677	685			740	637
Asset held for sale			776	-			-	-
Segmented assets			9,786	10,041			3,945	3,916
Non-segmented assets
Total assets
Decommissioning liabilities			450	476			280	347

	Three months ended December 31		Year ended December 31
1. North America	2013	2012	2013	2012
Canada	202	224	810	853
US	230	196	878	654
Total revenue and other income	432	420	1,688	1,507
Canada			2,544	3,588
US			4,092	3,557
Property, plant and equipment			6,636	7,145
Canada			905	1,070
US			674	1,008
Exploration and evaluation assets			1,579	2,078
	Three months ended December 31		Year ended December 31
2. Southeast Asia	2013	2012	2013	2012
Indonesia	275	266	1,175	1,157
Malaysia	153	127	534	549
Vietnam	141	13	322	72
Australia	40	91	172	415
Total revenue and other income	609	497	2,203	2,193
Indonesia			1,023	1,040
Malaysia			707	852
Vietnam			460	494
Papua New Guinea			40	44
Australia			88	152
Property, plant and equipment			2,318	2,582
Indonesia			19	11
Malaysia			83	72
Vietnam			145	14
Papua New Guinea			470	430
Exploration and evaluation assets			717	527

Talisman Energy Inc.
Segmented Information
(unaudited)

	North Sea (3)				Other (4)				Total
	Three months ended December 31		Year ended December 31		Three months ended December 31		Year ended December 31		Three months ended December 31		Year ended December 31
(millions of US$)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Revenue
Sales	151	493	577	2,922	53	46	230	220	1,243	1,432	4,652	6,767
Other income	5	4	23	9	19	(3)	40	-	26	25	109	84
Income (loss) from joint ventures and associates, after tax	(377)	(46)	(450)	(46)	37	252	175	361	(340)	206	(275)	315
Total revenue and other income	(221)	451	150	2,885	109	295	445	581	929	1,663	4,486	7,166
Segmented expenses
Operating	88	324	302	1,350	6	7	30	29	384	578	1,432	2,361
Transportation	5	14	25	69	3	3	8	7	44	44	192	221
DD&A	72	291	195	774	7	4	30	30	555	708	1,922	2,371
Impairment	557	217	543	1,942	6	30	16	284	946	426	946	2,589
Dry hole	-	24	18	45	13	37	11	94	7	72	89	238
Exploration	6	14	39	46	27	77	123	179	52	118	260	346
Other	7	1	16	41	-	(9)	2	(12)	30	21	95	91
Total segmented expenses	735	885	1,138	4,267	62	149	220	611	2,018	1,967	4,936	8,217
Segmented income (loss) before taxes	(956)	(434)	(988)	(1,382)	47	146	225	(30)	(1,089)	(304)	(450)	(1,051)
Non-segmented expenses
General and administrative									114	128	434	510
Finance costs									87	61	331	272
Share-based payments expense (recovery)									19	(52)	49	(63)
Currency translation									12	12	18	33
(Gain) loss on held-for-trading financial instruments									161	(35)	140	93
Gain on disposals									(42)	(865)	(100)	(1,624)
Total non-segmented expenses									351	(751)	872	(779)
Income (loss) before taxes									(1,440)	447	(1,322)	(272)
Capital expenditure (5)
Exploration	11	21	49	85	47	48	144	223	114	117	398	524
Development	63	278	332	1,064	2	(8)	17	7	407	646	1,909	2,837
Midstream	-	-	-	-	-	-	-	-	-	1	-	1
Exploration and development	74	299	381	1,149	49	40	161	230	521	764	2,307	3,362
Acquisitions									6	101	111	160
Proceeds on dispositions									(43)	(24)	(146)	(964)
Other non-segmented									12	61	41	138
Net capital expenditures									496	902	2,313	2,696
Property, plant and equipment			537	460			261	275			9,752	10,462
Exploration and evaluation assets			289	254			580	460			3,165	3,319
Goodwill			287	472			-	-			575	775
Investments in joint ventures and associates			206	259			920	803			1,126	1,062
Other			1,911	1,418			402	905			3,730	3,645
Asset held for sale			-	-			-	-			776	-
Segmented assets			3,230	2,863			2,163	2,443			19,124	19,263
Non-segmented assets											37	74
Total assets (5)											19,161	19,337
Decommissioning liabilities (5)			1,009	688			30	46			1,769	1,557

	Three months ended December 31		Year ended December 31
3. North Sea	2013	2012	2013	2012
UK (6)	5	323	23	2,017
Norway	151	174	577	914
Loss from TSEUK	(377)	(46)	(450)	(46)
Total revenue and other income	(221)	451	150	2,885
UK			-	-
Norway			537	460
Property, plant and equipment			537	460
UK			-	-
Norway			289	254
Exploration and evaluation assets			289	254
	Three months ended December 31		Year ended December 31
4. Other	2013	2012	2013	2012
Algeria	43	36	207	213
Colombia (7)	83	259	238	368
Total revenue and other income	126	295	445	581
Algeria			260	273
Colombia			1	2
Property, plant and equipment			261	275
Colombia			203	124
Kurdistan			377	323
Peru			-	-
Other			-	13
Exploration and evaluation assets			580	460

5. Equión results have been equity accounted effective January 1, 2012 and TSEUK results effective December 17, 2012.
6. 2012 results include revenue from the UK from January 1 to December 17, 2012. Subsequent to December 17, 2012, TSEUK results are included in income (loss) from joint ventures and associates.
7. Balances include after-tax equity income from Equión.